Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation

3135 Easton Turnpike
Fairfield, CT 06828
USA

T+1 203 373 2444
F+1 203 373 3005
jamie.miller@ge.com

Via EDGAR

September 10, 2010

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Capital Corporation
Form 10-K for Fiscal Period Ended December 31, 2009
Form 10-Q for Fiscal Period Ended March 31, 2010
File No. 001-06461

Dear Mr. Vaughn:

This letter is in response to your letter of August 27, 2010 concerning General Electric Capital Corporation’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010. We are in the process of responding to your comments, but are requesting an extension until September 24, 2010 to allow additional time to compile our response.

Sincerely,

/s/Jamie S. Miller
Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation

cc:	Michael A. Neal, Chairman and Chief Executive Officer, General Electric Capital Corporation
Jeffrey S. Bornstein, Chief Financial Officer, General Electric Capital Corporation